Exhibit 99.5
Earnings Conference Call

Infosys Limited
Q3 FY’25 Earnings Conference Call

January 16, 2025

CORPORATE PARTICIPANTS

Salil Parekh

Chief Executive Officer & Managing Director

Jayesh Sanghrajka

Chief Financial Officer

Sandeep Mahindroo

Financial Controller & Head of Investor Relations

ANALYSTS

Ankur Rudra

JP Morgan

Yogesh Aggarwal

HSBC Securities

Bryan Bergin

TD Cowen

Rishi Jhunjhunwala

IIFL Institutional Equities

Jonathan Lee

Guggenheim Partners

Surendra Goel

Citigroup

Vibhor Singhal

Nuvama Institutional Equities

Ashwin Mehta

Ambit Capital

Jamie Friedman

Susquehanna International Group

Sandeep Shah

Equirus Securities

Sumeet Jain

CLSA India

Keith Bachman

BMO Capital

Abhinav Ganeshan

SBI Pension Funds

Moderator

Ladies and gentlemen, good day, and welcome to Infosys Limited Q3 FY'25 Earnings Conference Call. As a reminder, all participant lines will be in listen-only mode, and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during this conference call, please signal an operator by pressing star then zero on your touchtone phone. Please note that this conference is being recorded.

I now hand the conference over to Mr. Sandeep Mahindroo. Thank you, and over to you, Mr. Mahindroo.

Sandeep Mahindroo

Hello, everyone, and welcome to Infosys Earnings Call for Q3 FY'25. Let me start the call by wishing everyone a very Happy New Year. Joining us on this call is CEO and MD, Mr. Salil Parekh; CFO, Mr. Jayesh Sanghrajka; and other members of the leadership team. We will start the call with some remarks on the performance of the company. Subsequent to which, the call will be opened up for questions.

Please note that anything we say that refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risks that the company faces. A complete statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass on the call to Salil.

Salil Parekh

Thanks, Sandeep. Good morning and good evening to all of you. Wish you a Happy New Year. Thank you all for joining us on this call.

Our revenue grew 1.7% quarter-on-quarter and 6.1% year-on-year in constant currency terms in Q3. All verticals and most geographies grew year-on-year. We saw double-digit growth in Europe and India and in our Manufacturing business.

Large deals were at $2.5 bn, operating margin at 21.3%. Free cash flow for the quarter was at an all-time high of $1.26 bn. Headcount grew by over 5,000 sequentially to now over 323,000 employees worldwide.

Financial Services in the U.S. continues to grow strongly in this quarter and over the past few quarters. We have seen a revival in European Financial Services during Q3. We are seeing an improvement in Retail and consumer product industry in the U.S. with discretionary pressures easing. Automotive sector in Europe continues to remain slow.

Demand trends remain stable in other industries, with clients continuing to prioritize cost takeout over discretionary initiatives.

Clients are turning to us as their partner of choice when it comes to enterprise AI to transform their business for growth and to manage operations more efficiently. With Infosys Topaz, our Generative AI-powered services and solutions, we are deepening our enterprise AI capabilities. We have built 4 small language models for banking, for IT operations, for cyber and for enterprises broadly. These small language models have 2.5 bn parameters. These models are built using some of our proprietary data sets.

We are developing over 100 new Generative AI agents for deployment within our clients. We are working closely with our Generative AI partner ecosystem to develop joint solutions for our clients, several of them on the platforms of the partners.

Here are some examples of the work we are doing for our clients in the Generative AI area. We developed a Generative AI-powered research agent that generated comprehensive solutions within seconds for requests made for the product support teams of a large technology company. We have created 3 audit agents to intelligently automate multiple tasks for a professional services company.

Based overall on our strong performance in this quarter and our view for the rest of this financial year, we are revising our revenue growth guidance to growth of 4.5% to 5% in constant currency. Our operating margin guidance remains unchanged at 20% to 22%.

With that, let me request Jayesh to share his views.

Jayesh Sanghrajka

Thank you, Salil. Good morning, good evening everyone, and thank you for joining the call today. As well, wish you all a very Happy New Year.

We had another strong quarter of all-round growth across verticals. This was backed by relentless execution resulting in improvements in multiple operating parameters leading to expansion in margin and cash conversion.

Here are some of the key highlights.

1.	We had a strong all-around growth across verticals of 6.1% year-on-year in constant currency terms.
2.	Among geographies, North America returned to positive growth trajectory after 4 quarters, growing at 4.8%. Europe grew at 12.2% YoY in constant currency terms, twice the company level.
3.	Financial Services saw a third consecutive quarter of volume growth, reflecting continued positivity we are seeing in this sector.
4.	Our $50 mn clients increased by 7.
5.	Large deal TCV for the quarter was at $2.5 bn, 63% of this being net new, which is an increase of 57% in net new deal TCV. Our large deal pipeline has become stronger in Q3.
6.	Coming to margins, Q3 margins are at 21.3%, 20 bps higher sequentially after absorbing impact of furloughs and higher third-party costs. Margins were up 80 basis points year-on-year.
7.	We saw double-digit YoY increase in EPS of 11.4% to INR16.43.
8.	Our razer-sharp focus on cash flow resulted in very strong free cash flow of $1.2 bn for the quarter and $3.2 bn for 9 months. This is an increase of 90% on YoY basis and 57% on 9-month basis.
9.	DSO was at 74 days. However, DSO including unbilled net of unearned was down by 6 days at 86. Our net unbilled revenues declined by $323 mn sequentially to lowest level in last 12 quarters.
10.	Net headcount addition continues for second consecutive quarter. We added 5,591 employees this quarter.

Let me now talk about some of this in greater detail.

We had a strong revenue growth of 1.7% sequentially and 6.1% on YoY basis in constant currency terms in a seasonally weak quarter. For the 9 months, revenue grew by 3.9%, both in constant currency and reported terms, with double-digit growth in Manufacturing.

Operating margins expanded to 21.3%, which is an increase of 20 bps sequentially and 80 bps year-on-year. The major components of sequential margin walk for the quarter are -

Tailwinds of

-	40 bps from currency movements
-	30 bps from Project Maximus
-	20 bps from lower costs relating to provisions for post-sales customer support and expected credit loss provision, offset by higher third-party costs

Headwinds of

-	70 bps from furloughs and lower working days, offset by higher leave utilization and others.

Utilization, excluding trainees, was strong at 86% despite the low volume growth environment.

We are very pleased with the continued success of Project Maximus, which has resulted in benefits across various tracks. One such area is realization, which has increased by 3.6% over 9 months, resulting from strong performance emanating from value-based selling track. This has helped expand YTD margins by 30 basis points despite additional headwinds from FY'24 comp increase, higher variable payout, impact due to amortization of intangibles from recent acquisitions and large deal ramp-up.

Headcount at the end of quarter stood at 323,000, growing sequentially by approximately 5,600. This is the second consecutive quarter of headcount addition. Attrition remains low at 13.7%.

Coming to cash flows, our 9-month free cash flow has surpassed full year free cash flows for the last financial year. For the quarter, our free cash flows were at $1.26 bn, up 51% over last quarter and up 90% over the same period last year. FCF as a percentage of net profit for 9 months was 136%. Excluding income tax refunds, our free cash flow for the quarter was at $996 mn, up 27% over last quarter and up 50% over Q3'24. Our free cash flow, excluding tax refund as a percentage of net profit for the quarter, is at 123% and for the 9 months, is 109%, which is the highest conversion in over two decades.

Yield on cash balance was 6.91% in Q3.

ETR was at 29.5% for both Q3 and 9 months.

We closed 17 large deals with a TCV of $2.5 bn, 63% of this was net new. Vertical-wise, we signed 5 deals in Financial Services, 4 in Communication, 3 in Manufacturing, 2 each in Retail and EURS and one in Hi-Tech. Region-wise, we signed 11 large deals in America and 6 in Europe. This also includes a BOT deal with the client to set up a GCC in India.

For 9 months, large deal wins stood at 72 deals with TCV of $9 bn and 55% of this is net new.

Coming to verticals,

Financial services in the U.S. continues to see discretionary spend increase in capital markets, mortgages, cards and payments, which led to another quarter of volume growth. We have also seen a revival in Europe leading to Q3 backed by some large deals. Our expansion beyond the U.S., specifically into Nordics, Middle East and Southeast Asia is also contributing positively to our growth. Clients have started to view IT investments more favorably post-election-related certainty and interest rate cuts in recent months. While the focus remains on cost optimization, spending towards new growth areas like AI, cloud adoption, cybersecurity, data and analytics is observed.

Manufacturing continues to see weakness in the automotive in Europe. However, there is a continued momentum in areas such as engineering, IoT, supply chain, cloud ERP and digital transformation. The benefits of vendor consolidation are being more apparent, contributing to the growth of existing accounts and the establishment of new relationships. The pipeline is healthy, with a mix of large and small deals and a focus on cost takeout and portfolio rationalization.

We are seeing some signs of recovery in discretionary spend in the Retail and CPG vertical in the U.S. There is a pickup in deal activity backed by improved consumer sentiment and strong holiday season sales. Companies are looking at investing in brand and technology initiatives. S/4HANA migration deadline is driving budget allocation to make enterprise workload compliant. We are leveraging Infosys Topaz to showcase enhanced business value in predictive analytics and real-time insights and strategic decision-making.

Communication sector continues to face volatile macro environment, leading to growth challenges and rising opex pressure. Discretionary spending continues to be soft and current year growth is driven mainly by recent large deal wins focused on efficiency and consolidation.

In EURS sector, macro headwinds and supply-demand imbalances continue to influence spending patterns. Growth in demand for electricity to cater to data centres is expected to bring in more investment in energy. Resources clients are more watchful about the changing geopolitical dynamics impacting the supply chain. Discretionary spend remains muted. Our investment in industry clouds and energy transition solutions have helped us win multiple deals.

Hi-Tech continues to remain soft. Some clients are reducing the run cost and pausing discretionary investments. We are seeing opportunities in cost takeout deals, including legacy product management and managed services based business operations. Programs are driven by cloud computing and new tech like AI and ML.

Driven by our performance and outlook for the rest of the year, we are revising our FY'25 revenue guidance to 4.5% to 5% in constant currency terms. Our operating margin guidance remains at 20% to 22%.

With that, we can open the floor for questions.

Moderator

Thank you very much. We will now begin with the question-and-answer session. The first question is from the line of Ankur Rudra from JP Morgan. Please go ahead.

Ankur Rudra

Thank you and nice print. Can you comment a bit about if there were any one-time items in your revenues or margins this time? I do notice that your third-party costs moved up quite a bit perhaps ahead of revenue growth, and also volume growth was quite soft. So if you can talk a bit about how you think about volume growth into fiscal '26? I know you mentioned that you think it will be better than last year. And if there is any impact of AI impacting the volume of work? Thanks.

Jayesh Sanghrajka

Thanks, Ankur. So you are right, our third-party costs were higher this quarter. There is a bit of seasonality in every Q3. But yes, even considering that, it was higher than that. And that has impacted both cost and revenue.

In terms of volumes for FY'26, it is a little bit early, Ankur. As you know, we do get the visibility with clients in terms of budgets in February and March, and then it aligns with our annual cycle. So we would be able to give a clearer picture in April as we announce the guidance for the full year. There were no other one-offs either on revenue or costs in this quarter.

Ankur Rudra

Appreciate the color. Just if you can talk a bit about the guide. Now the guide increase is positive, but if you look at the implied number for Q4, it implies a negative number. Is this primarily due to seasonality or also partly from the third-party sales led business, which might shrink and which you have baked into the guide this time?

Jayesh Sanghrajka

Ankur, there are two parts, as you rightly said. One is, of course, the third-party seasonality, which is baked in Q4 guidance because Q3 was significantly higher. And Q4 also has lower working days and calendar days. So that is a headwind that we face in Q4. So, both of that are baked in the guidance.

Ankur Rudra

Appreciate it. Just last question, you mentioned a lot about small language model and agentic AI. Can you talk a bit about how, on a structured basis, this might impact the volumes of your work, the need for productivity pass back and if this will be net additive or dilutive to the amount of work Infosys can do for its clients?

Salil Parekh

Hi Ankur, this is Salil. On the agents, there, what we are seeing is good traction with clients where we have already deployed. The couple of examples I mentioned, where there are several live or production examples, not just proof and concept. What we are seeing is the agents are helping clients to achieve benefit, whether time reduction, cost reduction or greater impact in their customer base and growth. And they are being done in a broad-based way within the client.

So the way we are seeing it today is, the areas which can be addressed by agents. We are building about 100 new agents which expands the opportunity that we have to do this sort of work. So at this stage, it looks to us like this will give us over time more growth.

On small language models, there, the usage of that small language model is to create some activity, sometimes software development, sometimes customer service, sometimes the knowledge objects within the client and make a positive impact in that. And those all have some elements for them to get additional market share and for them to be more efficient. So the more they are deployed, again, for us, we see possibility of driving growth through that.

So one of the examples of a small language model, we are working with a client where they want to build their own small language model based on 1 of the 4 that we build, the enterprise one. And that then translates into their industry and for them to drive it more within the company. So for us, it is like having the model as a service.

So for us, it is an expansion of work in the more of those that clients are looking at. So at this stage, we are seeing a broader set of opportunities, while overall scale is small but it is looking like there will be more opportunities in this area.

Ankur Rudra

Thank you. Would you classify this nature of work, Salil, under cost-oriented, efficiency-oriented work or is this more discretionary-oriented work?

Salil Parekh

So today, AI is something where many clients are doing different programs. So it is not like the traditional tech which had that sort of a view and when industries were getting back, the discretionary was increasing and otherwise, it was more cost. Today, we see the spend is broad-based. The end outcome sometimes could be the cost or their own growth but it is not like that easily put into one of those buckets today, at least.

As it becomes more mainstream, we will be able to see how they use it. Today, there is a broader usage of AI within companies that is going on.

Ankur Rudra

Okay, appreciate it. Thank you and best of luck.

Moderator

Thank you. Next question is from the line of Yogesh Aggarwal from HSBC Securities. Please go ahead.

Yogesh Aggarwal

Hi, just have one question on the third-party items, the pass-through revenues. Jayesh, you talked about seasonality, which is for the fourth quarter. But in general, if you step back, will this line item continue to grow with the top line? Or is there a limit like one can expect like around 9%, 10%, it will settle down? Or this is a new reality that for every new deal, new work, the pass-through revenue will grow in line with the overall revenues?

Jayesh Sanghrajka

So Yogesh, at this point in time, we do not expect this to change significantly but it is also a factor of the large deals or the megadeals that come in at times, right? So it is dependent on, some of the large deals come in where you take over the tech, the process, people, technology from the client, and as a result, you do incur those costs on your P&L because you are providing an end-to-end solution to the client. So it is going to be a factor of that. But based on current visibility, we are not seeing any significant increase from here in the next few quarters at least.

Yogesh Aggarwal

Got it. Thanks.

Moderator

Thank you. Next question is from the line of Bryan Bergin from TD Cowen. Please go ahead.

Bryan Bergin

Hi, thank you for taking the question. I wanted to start on pricing. So I think you mentioned a 3.6% 9-month realization tailwind, is very solid. I am just curious how you think that progresses from here as you pursue this value-based pricing strategy and what is a reasonable level of potential pricing impact you would expect going forward? And then just more broadly, can you comment on the competitive pricing situations in the market?

Jayesh Sanghrajka

So Bryan, as we had talked earlier, this is one of the pillars under our margin improvement program, and there were multiple tracks beneath that and those tracks are yielding results. It is difficult to predict from here, whether this kind of growth year-on-year will be sustained or not. But our endeavor is to keep improving and keep getting better from where we are. So very difficult to give a guidance there.

Having said that, coming to your second question, the pricing environment per se across, at least what we are seeing in the industry is stable at this point in time.

Bryan Bergin

Okay. And then on utilization, remains modestly above your normalized range around 86% ex trainees. Can you comment, is this a new normal? Will this move lower as hiring continues? Where do you see that progressing?

Jayesh Sanghrajka

Yes. So we have generally said 83%- 85% of utilization is a range that we are more comfortable with. 86% is a little bit above our comfort level but we do not expect it to change significantly either way. So yes, 83%- 85% is where we would like to be.

Bryan Bergin

Okay. Thank you.

Moderator

Thank you. Next question is from the line of Rishi Jhunjhunwala from India Infoline. Please go ahead.

Rishi Jhunjhunwala

Yes, thanks for the opportunity. I am sorry, I had dropped for a minute. So in case I am repeating the question. Just wanted to understand the growth in top 5 clients, right? So it has declined pretty sharply in this quarter, down more than 6% QoQ in dollar terms. And even on a year-on-year basis, there has not been much growth. So just trying to understand, what exactly is happening there?

Jayesh Sanghrajka

So, Rishi, the sequential change in the top 5 clients is pretty much furloughs, largely because you do see furloughs impacting many of the large clients. And of course, these are also reported numbers, so there could be a bit of currency impact as well depending on which geography the top 5 clients are.

The year-on-year will be client specific. There would be some deals which would have ramped up, ramped down as we have seen. So there could be multiple reasons. I do not think there is anything sectoral here in a way to decipher from here, in my mind.

Rishi Jhunjhunwala

Okay. And just secondly, clearly, last year, we had a pretty big year in terms of overall deal wins, almost $17.6 bn. This year, currently, we are annualizing at around $12 bn. Just wanted to understand, in terms of proportion of revenues that comes via pass-through, has that changed in the amount of deals that we have won in totality this year versus last year?

Jayesh Sanghrajka

No, not really, Rishi. If you look at last year, we had some of the megadeals in the deal signing which we had called out for as well. I think we had around 8 megadeals in the last year. So that has helped in the $17 bn TCV. But as you know, those deals are volatile. Some quarters, you do have megadeals and some not. There will always be a spike in the megadeals.

Outside of the megadeals, the large deals, we have been consistently in the range of $2.5 bn to $3 bn. If you look at this quarter, $2.5 bn has 63% net new which means that the net new sequentially has grown by 50% quarter-on-quarter. We do not expect any significant impact from the deals that we signed this year on the third party.

Rishi Jhunjhunwala

Okay, thank you so much.

Moderator

Thank you. Next question is from the line of Jonathan Lee from Guggenheim Partners. Please go ahead.

Jonathan Lee

Great, Happy New Year, thanks for taking our questions. Last quarter, you called out improvement in your smaller deal pipeline, but it does not sound like that continued into this quarter. What do you think is driving that difference, particularly given some of the improvement you have called out in discretionary demand?

Jayesh Sanghrajka

So Jonathan, as we said, our overall deal pipeline has grown because this quarter, our large deal pipeline has also become stronger and the pipeline outside of the large deals has remained stable. So that has reflected in our overall deal pipeline which has grown. There is also a reflection of everything that Salil talked about in terms of the positivity in certain sectors that we are seeing, especially the Financial Services in the U.S. and Europe, the positivity in Retail in U.S. and the cost takeout opportunities in some of the other segments that continues.

Jonathan Lee

Appreciate that color. On the European BFSI front, can you help us unpack some of the strength you called out there? What is it that you are seeing in your conversations there? And how durable is that strength?

Jayesh Sanghrajka

Yes. So, it is across the deals that we have signed. I mean we are not seeing a sectoral change in a way, but we are seeing a large number of deals that we have signed benefiting us in terms of the positivity in the coming quarters. It is across cloud deals and consolidation of some of the vendors that we have seen that should help us in coming quarters.

Jonathan Lee

Appreciate it, thanks for that level of detail.

Moderator

Thank you. Next question is from the line of Surendra Goel from Citigroup. Please go ahead.

Surendra Goel

Yes hi, good evening. One of the industry players called out AI-driven productivity pass back to a large client of theirs. Have you seen any such instances in any of your large clients?

Salil Parekh

So on the AI-driven productivity point, in general, what we see is whenever there is a productivity benefit, there is always sharing with clients. So in the AI-driven or the other, like outside of AI driven, we are not seeing a difference in the way it is being treated. Many of these, like the examples I gave on agents or some of the examples we have done in the past where we have looked at the foundation models, doing software development or customer service. Typically, some benefits will go with the client. And typically, we will get to keep some benefits.

Surendra Goel

Okay. Maybe I will ask the question more specifically. The top 5 client performance, has that been impacted by any such productivity pass-through?

Jayesh Sanghrajka

No, Suren. As I said earlier, it is more of furloughs this quarter. Some part of that is currency because some of the clients are in the different geographies, non-U.S. geographies. And if you look at year-on-year, I do not think there is any sectoral behavior we are seeing there.

Surendra Goel

Sure. Thanks a lot.

Moderator

Thank you. Next question is from the line of Vibhor Singhal from Nuvama Institutional Equities. Please go ahead.

Vibhor Singhal

Yes, hi. Thanks for taking my question. I had a couple of questions. So the first question is on the expected growth rate for Q4, which as per the guidance, comes in the negative territory. Now you alluded to the point that it is probably based on the seasonality. So should we assume that this is the reality for business now that the overall business mix that we have at this point of time, in general, Q4 is going to be sharply, let us say, lower than what Q3 does?

Despite the fact that Q3 itself would be lower because of the furloughs and the holiday season that we see? If you can answer that, and then I have a follow-up question?

Jayesh Sanghrajka

Yes. So Vibhor, if you look at, Q3 was benefited by some of the third-party revenue, right? So to that extent, there is an additional seasonality versus what we generally see in Q3 and Q4 as a seasonality. Historically, if you look at our first half, it is always been stronger than the second half, and within second half, depending on how the calendar days and working days play out, you would see one quarter better than the other quarter.

This year, we have lower working and calendar days, both in Q3 and Q4 and that does have Q3 and Q4 impacted. Plus, Q3 has larger furloughs. Q4 will have some furloughs. So you will see overall some furlough flushback offset by working day and calendar day impact and a reversal of the benefit that we got in terms of the third-party revenue.

Vibhor Singhal

Got it. And the third-party revenue will also have the seasonality of maybe peaking out in Q3 and then maybe tempering down in the following quarters? Is that also fair to believe?

Jayesh Sanghrajka

Yes. That is how generally is, right? In Q3, you do see many of these deals having a larger volume.

Vibhor Singhal

Got it. Fair point. Just one last question is on the Retail vertical. I am sorry if I missed out in the opening part. I mean what is our outlook in that vertical overall that we are seeing? I mean you have alluded to discretionary spend picking up earlier. I think a couple of your competitors also have had basically seen the vertical bottoming out. How is this vertical playing out for us and our outlook for this in coming quarters?

Jayesh Sanghrajka

So Vibhor, what we have said is, we are seeing positivity in Retail and CPG in the U.S. That is reflecting from the fact that the sales in the holiday season is better. The consumer sentiment is getting positive. So all of that is starting to reflect in the deal pipeline, etc. and the client’s behavior in terms of decision-making, etc. So we are seeing that positivity and in the next 1 or 2 quarters, it should start reflecting in terms of volume.

Vibhor Singhal

And the deal pipeline in the vertical also remains strong?

Jayesh Sanghrajka

Yes, deal pipeline overall has remained strong. If we look at, again, in this quarter also, we did sign a couple of Retail deals as well.

Vibhor Singhal

Got it, sir. Thank you so much for taking my question and wish you all the best.

Moderator

Thank you. Next question is from the line of Ashwin Mehta from Ambit Capital. Please go ahead.

Ashwin Mehta

Yes, hi. Thanks for the opportunity. Just wanted to check in terms of impact of the wage hikes, will it be a full impact next quarter? Or will it be staggered? And what is the margin impact that you see of wage hikes?

Jayesh Sanghrajka

So Ashwin, as we have said earlier, our comp roll-out is going to happen in two phases. First phase starting 1st January and the second phase will start from 1st April. The India wage increases would be, on an average, 6% to 8%. Of course, the higher performers would get much higher, etc., and the overseas would be low single digit. We have not really called out the margin impact on account of that. Most of the employees will get comp increase in Q4.

Ashwin Mehta

Okay. Thanks. And just one follow-up to an earlier question. So you indicated that the top 5 client decline was largely furlough led. So ideally, this should recover in the next quarter itself, right?

Jayesh Sanghrajka

Yes. I mean likely yes, Ashwin. We do not give the projections by the brackets of clients but furloughs should reverse for sure.

Ashwin Mehta

Okay. So the decline is much higher - because you had almost a 1% drag because of these top 5 clients. And in terms of our guidance, there is a decent enough decline built in. So essentially, the decline is much more. Is the understanding correct?

Jayesh Sanghrajka

So Ashwin, as I said earlier, it is going to be furloughs, it will be currency, plus it can also be factors like third party, if one of those clients had third party last quarter versus this quarter. So there could be those things. I am not seeing any sectoral behavior in those brackets, which is where the client is behaving differently.

Ashwin Mehta

Okay. Thanks Jayesh. Thanks for the clarification.

Moderator

Thank you. Next question is from the line of Jamie Friedman from Susquehanna International Group. Please go ahead.

Jamie Friedman

Hi. Good evening. Nice print. So Salil, how are you characterizing the linearity narrative now because I see you are taking up the headcount, which seems quite constructive? I was wondering the automation impact contemplation relative to linearity?

Salil Parekh

So on linearity, we see currently there is benefits coming as you stated from automation. There is also benefits that Jayesh was sharing earlier from pricing. But broadly speaking, at the scale we are operating at today, we still see benefits with the employee headcount increase.

So for us, that is a good signal on a net basis because it is showing that we are expanding the work that we are doing overall. In the medium, long term, there are different views that could develop. But right now, we are positive with the employee growth and we do see the pluses and the minuses with some of those elements you referenced internally.

Jamie Friedman

Thank you. And a separate question with regard to the net new number, which was quite robust. Does the net new reflect either the similar like vertical operating group or service lines as the current base of business? Or is there something that is like net-net new going on in the new bookings?

Salil Parekh

So we are also positive on the net new. It demonstrates an expansion of what we are doing typically with existing or new clients. We do not, sort of detail out the specific service line but at a macro level, sufficient to say that we see very good traction on areas like cloud. We see good traction in a small way on what we were discussing earlier on Generative AI.

We are seeing good traction on areas like SAP S/4HANA. We are seeing good traction as Jayesh shared earlier on broadly cost takeout. So these are not, let us say, all net-net new Generative AI is, but it is a mix of these things without sort of getting into the specifics on the 63%.

Jamie Friedman

Perfect. Thank you. I will join back in the queue.

Moderator

Thank you. Next question is from the line of Sandeep Shah from Equirus Securities. Please go ahead.

Sandeep Shah

Yes. Thanks for the opportunity. Salil, just the first question. When we entered FY'25, we had a lot of support of the megadeal, large deals which have ramped up in the first 9 months of FY'25. With those largely into the ramp-up stage and might go on into steady state, do you believe FY'26 we may have to worry? Or do you believe FY'26, as some of the industry peers are calling out, better than FY'25? So, do you believe that for the industry FY'26 could be better than FY'25?

Salil Parekh

So there as I think you know, we do not have a comment externally on the next financial year. What we are very clear is with this better view on Financial Services. So the first was U.S., now Financial Services Europe, the better view on Retail and consumer products, U.S, we are starting to see some positivity on the discretionary. With a net new of 60% looking good, we will see where that brings us into the next cycle. And overall, going in with an increased guidance, we feel confident going into Q4.

We also see the deal pipeline for large deals looking more robust than it was at this time last quarter. So overall we see our execution of what we are driving and the traction that the clients are giving us is incredible. That is what we have to say because we stop in terms of specific guidance at March 31. But generally speaking, what we are seeing underlying seems to be positive.

Sandeep Shah

Okay. Just other questions. Any color in terms of deal pipeline below $50 mn which has grown 10% QoQ in the 2Q? Any update on the same? Second, in terms of margin, Jayesh, do you believe the likely reversal in the third party would be enough to offset the wage hike impact in the third quarter?

And also in terms of the recruitment which we have done in this quarter, can you throw color, is it more fresher driven or is it more lateral driven?

Jayesh Sanghrajka

Sorry, Sandeep, what was your first question?

Sandeep Shah

Small deal pipeline?

Jayesh Sanghrajka

Yes, small deal pipeline. The small deal pipeline remained stable as compared to last quarter. As Salil said, our large deal pipeline has grown. So our overall pipeline, therefore, has become stronger. So that is the point number one. Point number two, we will have headwinds in terms of compensation. We will have tailwinds coming if the third-party cost is coming down and some bit of currency depending on how the currency plays out. But at this point in time, where we are, there could be some benefits from there. So that is broadly the puts and takes. We do not really quantify each of them as we get into this quarter. So I would not get there.

Sandeep Shah

And the last question on recruitment?

Jayesh Sanghrajka

So I think recruitment is a combination of both freshers and laterals. Again, we have not broken up this number. But for the year, we will hire 15,000 plus freshers in line with our original commentary. And for the next year we are expecting 20,000 plus.

Sandeep Shah

Okay. Thanks and all the best.

Moderator

Thank you. Next question is from the line of Sumeet Jain from CLSA India. Please go ahead.

Sumeet Jain

Hi, thanks for the opportunity. If I recall correctly, last quarter you mentioned that sub-$20 mn (editor comment- reference is to sub-$50 mn deals) deals had a very strong pipeline. So can you just comment, did you actually see the positive impact of that in 3Q? And how does that deal pipeline look like at this stage?

Jayesh Sanghrajka

So, Sumeet, what we said was the sub-$50 mn deals which had grown by double digits. We have not really called it out how much of that is converted, how much of that is not. And in any case, whatever we convert in this quarter will start showing up results in Q4 onwards. So that is how it runs out.

The idea of giving that data point last quarter was we saw a significant change there, which we thought it was important to share it with investors. But we are not breaking that up further as to how much of that got converted or not. At this point in time, we still continue to see that as stable. The large deal pipeline has become stronger.

Sumeet Jain

All right. Got it. That is helpful. And secondly in terms of -- sorry, actually I forgot my second question. Maybe I will come back in the queue.

Moderator

Thank you. Next question is from the line of Keith Bachman from BMO Capital. Please go ahead.

Keith Bachman

Hi, thank you very much. My question is on cost to serve your clients. And what I mean by that is, how is AI changing your cost to serve today? And I am not talking about AI deals. I am talking about the broader or questioning the broader portfolio. And how do you envision that changing, say, a year from now?

Salil Parekh

So, there in terms of AI and our cost to serve, what we are seeing, some of these elements we have discussed in the past at the level of what our activity is. We see applying, for example, some of the small language models and large language models within the company for areas like software development.

And we have seen some benefits accrue from that. Now the place where this becomes the most relevant is when we have clients where there is a large common sort of foundation of approach, a common foundation of data infrastructure or, for example, where we have our own business of Finacle where we have started to apply these.

We are now rolling this out where we see common elements across our own internal business. And those are benefits that will support us and it will be one of the levers that will help us over time on our margin activity and is part of our program. We do not have an external quantification but that is something, that is one of the elements of the approach we are driving through internally.

And as time goes on, you need some large common element, common data set to make impact on that area, on area of customer service and other areas where Gen AI can be applied within Infosys.

Keith Bachman

Okay. Let me ask my follow-up related to that. You called out SAP as being a strong area for you. And I think it is candidly strong for a number of different vendors or suppliers. Presumably, Gen AI will help with deployments over time because there is a notion of software development as the SAP ECC customers migrate to the cloud.

And so as that develops into more robust capabilities for Infosys, how does that change your pricing to the customers, say, a year from now for deployment of SAP work? Because if you are getting a benefit, presumably as the customers will want to share in that benefit. So how do you think, is it a source of deflation for you? Or how do you think that unfolds, particularly from the software development side?

Salil Parekh

So I think if I understood what you are asking, this is on SAP software development when we are doing it for our clients. In that instance, today, the demand, as we were sharing earlier on S/4HANA or even on RISE, which is the cloud migration piece, is strong in the SAP area. Now that work is more implementation or migration. So it is not typically software development.

Having said that, some elements of the agents that we discussed before, especially in the finance process, which is where we are seeing the biggest impact today, in like invoicing and other finance activities, we will see some impact and benefit.

However, stepping back all of that, let us say, benefit will eventually, at least from past experience is almost always shared with the client in some way. So I do not see that approach of sharing will change and which to us means we will get some benefit and the client will get some benefit.

Keith Bachman

Okay, I will cede the floor. Thank you.

Moderator

Thank you. Next follow-up question is from the line of Sumeet Jain from CLSA India. Please go ahead.

Sumeet Jain

Yes hi. Thanks for the opportunity again. My second question is actually around the Retail vertical growth sustainability. I think last entire year, we mentioned that because of high interest rates and inflationary environment in the U.S., this vertical had a pretty subdued growth. So we saw a pretty strong sequential growth here. How do you see the sustainability of growth in CY'25? And post the U.S. election outcome, do you see any client sentiment changing particularly in this vertical?

Jayesh Sanghrajka

So Sumeet, the Q3 growth in Retail was also helped by some of the third-party deals that we talked about earlier. But as I said, and Salil said as well, the Retail and CPG in the U.S., we are seeing a revival in terms of growth on the back of the strong holiday season sales as well as the consumer sentiment changing. At this point in time, we are seeing revival and interest from clients in terms of spending, which should ideally reflect into growth in the next few quarters.

Sumeet Jain

Right. And secondly, in terms of the Gen AI rollout, are you seeing any specific verticals where the impact is slightly higher in terms of volume gains or increase in pricing?

Salil Parekh

So Generative AI today is in discussion across almost every industry, most clients. So some of the examples that we were discussing earlier like in a technology company, we are doing a lot of work in the telco area. And of course, in Financial Services, where we discussed overall segment and the Retail point we discussed.

But Generative AI discussions are more broad-based. A lot of clients are quite actively looking at doing something. Most clients have some internal and then, with us, some external activity going on there.

Sumeet Jain

Got it. That is helpful, Salil. And lastly, I just want to understand the 3.6% YoY increase in pricing you mentioned in the first 9 months. What has been the primary factor behind that very strong increase in pricing?

Jayesh Sanghrajka

So Sumeet, this is Jayesh here. This is the program that we have been running on margin expansion, and there is one dedicated pillar, which is value-based selling, and there are multiple tracks beneath that. I think many of those tracks have started yielding results, whether it is change request, whether it is differential pricing, etc.

And all of that has yielded results in multiple ways. Of course, even the lean automation is also reflected in pricing eventually, right? Because we are able to deliver the same output with lesser people, it will reflect in pricing. So all of that would show up in pricing.

Sumeet Jain

Alright, that is helpful. So that is all I had. Thanks for the opportunity again and all the best.

Moderator

Thank you. Next question is from the line of Abhinav Ganeshan from SBI Pension Funds. Please go ahead.

Abhinav Ganeshan

Hello. Thank you for the opportunity and congratulations on the great set of numbers. I just wanted some more clarity on this third-party software packages which have risen to around 9.5% of revenue for the current quarter. I think in your comments, you alluded to Retail vertical taking up some of that. If you can give some more color, are there any more verticals you would like to call out and also geographies?

Jayesh Sanghrajka

So Abhinav, we do not really split this by geographies and verticals. There was one specific question that Sumeet asked and I was responding to that question. But we cannot really break this by geography or verticals.

Abhinav Ganeshan

Okay. Sorry to just follow up on this, but I just wanted to understand, if you can give a broader color? Now in the recent last 2 years, if you look at it, our cost takeout deals have gone up compared to the discretionary spend. Now discretionary spends are returning. So this number has trended up from around 6% to 9.5%. So once discretionary comes back, do you feel that this will kind of stabilize and maybe then trend down later, if you can comment on that?

Jayesh Sanghrajka

So Abhinav, as I said earlier in the call as well, this is going to be dependent on many of the large deals that we sign and what are the contours of those large deals. If the large deals is a deal where we are taking over people, process, technology and providing an end-to-end solution to the client, it will come with some of these third-party costs like hardware, software, etc.

And that will automatically show up on our books as cost. But, then we are providing an integrated solution to our clients, which is much more secure in the long term. So that is how it is. It is going to depend on, in the future, what part of the deals or the larger deals come through as a lock, stock, and barrel kind of a program that we are taking over everything from the client.

Abhinav Ganeshan

Got it, sir. I appreciate the same. One last question from my side. Now your utilization has reached around 86%, so just wanted to understand, what would be your comfort zone for the coming quarter and the coming year and how would we get there? If you can give some color? Thanks.

Jayesh Sanghrajka

Yes, as I said earlier as well, our utilization comfort level is 83% to 85%. This quarter we are tad above that. But yes, what would be more comfortable in a growth environment would be 83%- 85%.

Abhinav Ganeshan

I appreciate the color. That is all from my side. Thank you and all the best.

Moderator

Thank you very much. Ladies and gentlemen, we will take that as the last question. I will now hand the conference over to the management for closing comments.

Salil Parekh

Thank you. This is Salil. So first, thank you, everyone, for joining in. I just wanted to share a couple of observations.

Very strong growth in this quarter, especially Financial Services-U.S. Financial Services-Europe now started to see traction in discretionary. Retail, consumer products - U.S., all of those are good signs for us. Extremely strong cash generation, good large deals with very good net new, continued deep sort of capability building and traction on Generative AI with our clients.

And with that, an increase in our growth guidance, third in 3 quarters. So we continue to see, as the environment starts to be more supportive in FS, Retail, the execution that we are driving within Infosys resonating with our clients and we continue to see that traction with the increase in the guidance for the third consecutive quarter.

Thank you, everyone, and catch up with you at the next quarterly call.

Moderator

Thank you very much. Thank you, members of the management. Ladies and gentlemen, on behalf of Infosys Limited, that concludes this conference. Thank you for joining us and you may now disconnect your lines.